December 12, 2012 09:05 ET

Stellar Biotechnologies, Inc. to Host Conference Call at 2:30 pm ET on Tuesday, December 18, 2012 to Provide Business Overview

PORT HUENEME, CA--(Marketwire - Dec 12, 2012) - Stellar Biotechnologies, Inc. ("Stellar" or the "Company") (TSX VENTURE: KLH) (PINKSHEETS: SBOTF) (FRANKFURT: RBT), the world leader in sustainable manufacture of GMP-grade Keyhole Limpet Hemocyanin (KLH), today announced that it will hold a conference call with investors on Tuesday, December 18, 2012 to discuss the Company's business strategies.

Mr. Frank Oakes, Chief Executive Officer and Mr. Darrell Brookstein, Executive VP, Corporate Development & Finance of Stellar will host the conference call and webcast.

To attend the call, please use the dial in information below.

Date: Tuesday, December 18, 2012

Time: 2:30 p.m. Eastern Time

Conference Line (U.S.): 1-877-941-1427

International Dial-In: 1-480-629-9664

Conference ID: 4582558

Webcast: http://public.viavid.com/index.php?id=102894

Slides accompanying the presentation will be available on the webcast by accessing the following link: http://public.viavid.com/index.php?id=102894 or on the investor section of the company website www.stellarbiotech.com. Please log in at least 10 minutes before the start time to ensure timely participation.

A playback of the call will be available from 5:00 p.m. ET on December 18, 2012 to 5:00 p.m. ET on January 1, 2013. To listen, call 1-877-870-5176 within the United States or 1-858-384-5517 when calling internationally. Please use the replay pin number 4582558.

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com for additional information on the company and its products.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX VENTURE: KLH) (PINKSHEETS: SBOTF) (FRANKFURT: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

Contacts:
Stellar Biotechnologies, Inc.
Darrell Brookstein
Executive VP, Corporate Development and Finance
Phone: 805 488 2800
Email: dbrookstein@stellarbiotech.com

Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: 1 212-301-7130
Email: markmcp@mzgroup.us
Web: www.mzgroup.us